Filed by Pathfinder Acquisition Corporation

(Commission File No. 001-40074)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pathfinder Acquisition Corporation

Form S-4 File No.: 333-258769

ServiceMax Completes Acquisition of LiquidFrameworks

Acquisition Strengthens ServiceMax’s Offering of Tailored Field Service Management Solutions to the Energy Industry

PLEASANTON, CA – November 1, 2021 – ServiceMax, Inc., a leader in asset-centric field service management, today announced the completion of the previously announced transaction to acquire LiquidFrameworks, a leading mobile field operations management solutions company, specializing in the energy industry, from Luminate Capital Partners, a private equity firm investing in growth and enterprise software companies.

“We are excited to officially welcome the LiquidFrameworks team to ServiceMax,” said Neil Barua, CEO, ServiceMax. “Like all asset-centric industries, the oil and gas sector is adopting new digital systems aimed at maintaining assets, improving productivity, and growing revenue. With the acquisition of LiquidFrameworks, ServiceMax is better positioned to meet those needs, while expanding our product portfolio and go-to-market channels.”

LiquidFrameworks’ FieldFX is a cloud-based mobile field operations software suite designed to manage contracts, quotes, equipment, jobs, and field tickets for service companies in the energy industry. ServiceMax will incorporate the FieldFX product suite from LiquidFrameworks into the ServiceMax portfolio alongside its Core and Asset 360 offerings.

“The combination of two companies that have a longstanding history of field service management in the energy sector is exciting. Our customers will greatly benefit from breadth and depth of our product and services offerings,” said Travis Parigi, CEO and Founder of LiquidFrameworks. Parigi will join the ServiceMax leadership team to support the company’s focus on an end market that is positioned for growth and digital transformation.

Transaction Key Facts

▪	During calendar year 2020, LiquidFrameworks generated revenue of $22 million, of which 91% is recurring SaaS revenue.
▪	The total purchase price was $148 million, on a cash and debt free basis, subject to working capital adjustments. The acquisition was financed from ServiceMax’s cash on hand and borrowings.
▪	New borrowings include a $100 million term loan supported by ServiceMax’s SaaS business model.

AGC Partners is acting as financial advisor and Kirkland & Ellis LLP as legal advisor to LiquidFrameworks and Luminate. Centerview Partners is acting as financial advisor and Ropes & Gray LLP is acting as legal advisor to ServiceMax.

About ServiceMax

ServiceMax’s mission is to help customers keep the world running with asset-centric field service management software. As a recognized leader in this space, ServiceMax’s mobile apps and cloud-based software provide a complete view of assets to field service teams. By optimizing field service operations, customers across all industries can better manage the complexities of service, support faster growth and run more profitable, outcome-centric businesses. For more information, visit www.servicemax.com.

On July 15, 2021, ServiceMax announced plans to merge with Pathfinder Acquisition Corporation, a publicly traded special purpose acquisition company co-sponsored by affiliates of HGGC and Industry Ventures (“Pathfinder”) to become a publicly traded company (the “Business Combination”). Consummation of the Business Combination is subject to customary closing conditions, including approval by Pathfinder’s shareholders.

About LiquidFrameworks

LiquidFrameworks is a leading provider of cloud-based, mobile field operations management solutions serving the energy, industrial and environmental services industries. LiquidFrameworks' FieldFX® solution provides companies with numerous benefits, including increased and accelerated revenue capture, increased cash flow, improved contract compliance, increased invoice accuracy and improved customer responsiveness. LiquidFrameworks is based in Houston, Texas. To join the conversation, follow @LquidFrameworks on Twitter.

About Luminate Capital

Luminate Capital Partners is a private equity firm investing in growth and enterprise software companies. Luminate partners with management teams to provide capital to drive strategy, growth, and operational improvements. Luminate's portfolio of market leaders has also included AMTdirect, AutoQuotes, Axonify, Compliance & Risks, Comply365, Conexiom, Fintech, LiquidFrameworks, MSI, Oversight Systems, PDI, Quantivate, StarCompliance, and Thought Industries. For more information, visit www.luminatecapital.com.

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to ServiceMax. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the integration of LiquidFrameworks following the acquisition, the Business Combination or the consummation of the Business Combination itself, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. ServiceMax cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form S-4 filed by Pathfinder with the SEC and those included under the heading “Risk Factors” in the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Pathfinder, ServiceMax, their respective directors, officers or employees or any other person that Pathfinder and ServiceMax will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ServiceMax as of the date of this communication. Subsequent events and developments may cause that view to change. However, while ServiceMax may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ServiceMax as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed with the SEC

In connection with the Business Combination, Pathfinder has filed a registration statement on Form S-4 with the SEC that includes a prospectus with respect to Pathfinder’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the shareholder meeting of Pathfinder to vote on the Business Combination. Shareholders of Pathfinder and other interested persons are encouraged to read the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Pathfinder, ServiceMax and the Business Combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Pathfinder as of a record date to be established for voting on the Business Combination. Shareholders of Pathfinder will also be able to obtain a copy of the S-4, including the preliminary proxy statement/prospectus, and, once available, the definitive proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303. The preliminary proxy statement/prospectus to be included in the registration statement, and once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Pathfinder and ServiceMax and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Pathfinder and their ownership is set forth in Pathfinder’s filings with the SEC, including the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Pathfinder shareholders in connection with the potential transaction can be found in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Pathfinder or ServiceMax, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Media Contact

Nicole Guzzo

Nicole.Guzzo@servicemax.com